SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2008

Commission File Number 001-33692

China Digital TV Holding Co., Ltd.
(Translation of registrant’s name into English)

Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Beijing 100085
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

EXHIBITS

Exhibit Number Page

99.1	Press release, dated May 14, 2008	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA DIGITAL TV HOLDING CO., LTD.

Date: May 14, 2008	By:	/s/ Liang XU
Name: Liang XU Title: Chief Financial Officer

3

China Digital TV Announces Unaudited First Quarter 2008 Results

BEIJING, China, May 14, 2008 — China Digital TV Holding, Co. Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (CA) systems to China’s rapidly growing digital television market, announced today its unaudited financial results for the first quarter ended March 31, 2008.

Highlights for First Quarter 2008

•	Total revenues in the first quarter were US$17.4 million, an increase of 65.7% from the corresponding period in 2007 and a decrease of 11.7% from the fourth quarter of 2007.

•	Net income for the first quarter was US$11.4 million, an increase of 84.1% from the corresponding period in 2007 and a decrease of 11.5% from the fourth quarter of 2007.

•	Basic earnings per share in the first quarter were US$0.20, compared to US$0.14 in the same period of 2007 and US$0.23 in the fourth quarter of 2007.

•	China Digital TV sold 2.3 million smart cards during the first quarter, an increase of 78.3% from the corresponding period in 2007 and a decrease of 11.5% from the fourth quarter of 2007.

•	Gross margin was 80.9% for the first quarter of 2008, compared to 83.7% in the same period in 2007 and 79.8% in the fourth quarter of 2007.

•
Operating margin, defined as income from operations divided by net revenue, for the first quarter of 2008 was 59.1%, compared to 64.0% for the same period of 2007, and 54.0% for the fourth quarter of 2007.

•
During the first quarter, according to market data collected by the Company, China Digital TV entered into 6 new contracts to install CA systems out of a total of 9 contracts entered into in China during the quarter, demonstrating the Company’s superior competitive advantage in the CA market.

“I am pleased to report another quarter of solid growth,” said Mr. Jianhua Zhu, China Digital TV’s chief executive officer. “Despite expected seasonal weakness in the first quarter, we saw impressive growth across all sectors of our business compared to the corresponding period of 2007. This quarter alone we shipped 2.3 million smart cards, bringing our total number of cards shipped to date to more than 15 million. We continue to be the market leader with 170 contracts signed with network operators to provide CA systems. As those network operators deepen the penetration of digital television in their respective areas, we expect to maintain strong momentum of smart card sales in the near future.”

Dr. Zengxiang Lu, China Digital TV’s chairman and chief strategy officer, commented, “Our revenue from smart cards has been so strong that we’ve been able to invest heavily in our newly established subsidiary, Beijing Novel-Super Media Investment Co., Ltd., which is dedicated to the exploration of revenue-sharing models with network operators. We now have about 70 employees working for the subsidiary and continued to work on PC-TV services and electronic program guides (EPG) based advertising platforms this quarter. Our PC-TV products are in trial phases with five cable operators and our EPG-based platform is already in use with select operators. We are confident that these value-added services will contribute to China Digital’s growth in the future.”

First Quarter 2008 Results

(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on U.S. GAAP.)

For the first quarter of 2008, China Digital TV reported net revenues of US$17.2 million, an increase of 65.4% from US$10.4 million in the first quarter of 2007 and a decrease of 11.8% from US$19.5 million in the fourth quarter of 2007. The quarter-over-quarter decrease in net revenues was expected as the first quarter is typically the weakest season for smart card shipments. During the Chinese New Year period, the working calendar is shortened by 1-2 weeks when most network operators are not in operation. Additionally, cable operators tend to delay their purchase decisions until after the annual China Content Broadcasting Network (CCBN) industry show in March of each year.

In the first quarter of 2008, China Digital TV entered into 6 new contracts to install CA systems with network cable operators out of a total of 9 such contracts signed in China.

Revenues from smart cards and related products were US$15.8 million in the first quarter of 2008, an increase of 75.6% from the same period of 2007 and a decrease of 11.4% from US$17.9 million in the fourth quarter of 2007. The movement in revenue generally reflected the change in volume of smart cards sold. Sales of smart cards and related products made up 91.1% of the total revenues for this quarter. China Digital TV sold 2.3 million smart cards in the first quarter 2008, an increase of 78.3% from the same period of 2007 and a decrease of 11.5% from the fourth quarter of 2007.

Revenues from services were US$1.6 million in the first quarter 2008, an increase of 5.0 % from the same period in 2007 and a decrease of 14.9 % from the fourth quarter 2007. Service revenue was 8.9 % of total revenues for this quarter.

Gross profit for the first quarter of 2008 was US$14.0 million, an increase of 60.0% from US$ 8.7 million in the same period of 2007 and a decrease of 10.5% from US$15.6 million in the fourth quarter of 2007. Gross margin was 80.9% for the first quarter of 2008, compared to 83.7% in the same period in 2007 and 79.8% in the fourth quarter of 2007. The slight quarter-over-quarter increase was mainly due to the Company’s ability to maintain a relatively stable average selling price (ASP) of smart cards.

Operating expenses for the first quarter of 2008 were US$3.7 million, an increase of 83.6% from US$2.0 million in the same period of 2007 and a decrease of 25.4% from US$5.0 million in the fourth quarter of 2007.

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Research and development expenses for this quarter increased 59.2% to US$1.4 million from US$0.9 million in the same period of 2007 and decreased 3.2% from US$1.5 million in the fourth quarter of 2007. The year-over-year increases were largely due to an increase of more than 70 R&D headcount during the year-long period.

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Sales and marketing expenses for the first quarter of 2008 increased 65.7% to US$1.0 million from US$0.6 million in the same period of 2007 and decreased 37.3% from US$1.7 million in the fourth quarter of 2007. The year-over-year increases were primarily due to increased sales and marketing headcount while the quarter-over-quarter decreases were mainly the result of slight decreases in marketing campaign spending and a break from marketing efforts during the Chinese New Year holiday.

●
General and administrative expenses for the first quarter of 2008 increased 148.6 % to US$1.3 million from US$0.5 million in the same period of 2007 and decreased 32.5 % from US$1.9 million in the fourth quarter of 2007. The year-over-year increase was primarily due to additional headcount. The G&A expense declined quarter-over-quarter mainly because the Company incurred certain significant professional service expenses in the fourth quarter of 2007 as a result of being a newly listed public company in the US.

Operating margin, defined as income from operations divided by net revenue, for the first quarter of 2008 was 59.1%, compared to 64.0% for the same period of 2007 and 54.0% for the fourth quarter of 2007.

Income tax expense in the first quarter of 2008 was US$1.3 million, an increase of 138.6% year-over-year and 182.3% sequentially, due to the significant increase in the income before tax and the new Enterprise Income Tax Law of the PRC, which took effect in January, 2008. We plan to apply for “New and High-Tech Enterprise” status, with an applicable 15% tax rate and a 50% reduction in 2008. But under applicable accounting rules, until we receive official approval of this status, we calculate income tax expense based on the 25% statutory tax rate provided for in the new Enterprise Income Tax Law and a 50% reduction, resulting in a 12.5% income tax rate for the first quarter of 2008, rather than the 7.5% tax rate we used last year. Such an increase in tax rate contributed to the increase in our income tax expense in the first quarter.

Net income for the first quarter of 2008 was US$11.4 million, an increase of 84.1% from US$6.2 million in the same period of 2007 and a decrease of 11.5% from US$12.9 million in the fourth quarter of 2007. In the first quarter of 2008, basic and diluted earnings per share were US$0.20 and US$0.19, respectively.

As of March 31, 2008, China Digital TV had cash and cash equivalents, restricted cash and deposits with maturity over three months totaling US$258.5 million. Operating cash flow in the first quarter of 2008 was a net inflow of approximately US$9.7 million.

Non-GAAP net income, defined as net income excluding certain non-cash expenses, including share-based compensation expenses and amortization of acquired intangible assets, for the first quarter of 2008 was US$11.9 million, an increase of 39.5 % from US$6.7 million in the same period of 2007 and a decrease of 20.0% from US$13.2 million in the fourth quarter of 2007.

Outlook for the second quarter ended June 30, 2008

Based on information available on May 14, 2008, China Digital TV expects its net revenues for the second quarter of 2008 to be in the range of US$17.5 million to US$19.5 million, representing year-over-year growth in the range of 57.2% to 75.2%.

Updated Outlook for the full year 2008

Based on information available on May 14, 2008, China Digital TV reiterates its expectation of net revenues for the full year 2008 to be in the range of US$79 million to US$84 million, representing year-over-year growth in the range of 42.5% to 51.5%.

Conference Call Information

China Digital TV’s management will hold a conference call at 8 p.m. on May 14, 2008 U.S. Eastern Time (8 a.m. on May 15, 2008 Beijing/Hong Kong time).

Dial-in details for this conference call are as follows:

United States Toll Free:	1.800.884.5695
International:	1.617.786.2960
Hong Kong:	852.3002.1672
China Toll Free:	10.800.130.0399

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode for all regions is “China Digital TV Earnings Call.”

Additionally, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

A replay may be accessed by phone at the following number until June 10, 2008:

United States:	1.888.286.8010
International:	1.617.801.6888
Passcode:	20810162

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the second quarter of 2008 and the full year of 2008 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans. China Digital TV may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our registration statement on Form F-1 and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of conditional access (“CA”) systems to China’s rapidly growing digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its subsidiaries, Beijing Super TV Co., Ltd., and Beijing Novel-Super Media Investment Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel:  +86.10.8279-0021
E-mail: ericyuan@novel-supertv.com

Helen Plummer
Ogilvy Public Relations Worldwide (Beijing)
Tel: +86-10 8520-3090
E-mail: helen.plummer@ogilvy.com

In the United States:
Jessica Cohen
Ogilvy Public Relations Worldwide (New York)
Tel: +1-646-460-9989
Email: jessica.cohen@ogilvy.com

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations ( in U.S. dollars in thousands, except share data )

	For the three months ended
	March 31, 2008	December 31, 2007	March 31, 2007
Revenues:
Products	15,822	17,851	9,010
Services	1,545	1,815	1,471
Total revenues	17,367	19,666	10,481
Business taxes	(126)	(121)	(59)
Net revenue	17,241	19,545	10,422

Cost of Revenues:
Products	(2,624)	(3,613)	(1,195)
Services	(664)	(339)	(507)
Total Cost of Revenues	(3,288)	(3,952)	(1,702)
Gross Profit	13,953	15,593	8,720

Operating expenses:
Research and development expenses	(1,439)	(1,486)	(904)
Sales and marketing expenses	(1,044)	(1,666)	(630)
General and administrative expenses	(1,273)	(1,886)	(512)
Total Operating Expense	(3,756)	(5,038)	(2,046)

Income from operation	10,197	10,555	6,674

Interest income	2,379	2,522	60
Other income	115	263	-
Income before income tax	12,691	13,340	6,734
Income tax benefits / (expenses)
Income tax - current	(1,345)	(612)	(556)
Income tax - deferred	35	148	7
Net income before income(loss) from equity investments	11,381	12,876	6,185
Net income(loss) from equity investments	4	(6)	-
Net income	11,385	12,870	6,185

Net income per share:
Basic ordinary shares	0.20	0.23	0.14
Basic preferred shares	-	0.30	0.14
Diluted ordinary shares	0.19	0.22	0.13

Weighted average shares used in computation:
Basic ordinary shares	57,296,932	54,511,429	34,000,000
Basic preferred shares	-	1,135,503	9,496,932
Diluted ordinary shares	61,082,377	58,377,611	36,970,396

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets ( in U.S. dollars in thousands )

ASSETS	March 31, 2008	December 31, 2007
Current assets:
Cash and cash equivalents	228,092	228,958
Restricted cash	1,462	706
Deposits with maturity over three months	28,986	17,948
Accounts receivable	8,419	6,118
Inventories, net	2,559	2,967
Prepaid expenses and other current assets	1,903	1,254
Amounts due from related parties	1,475	1,277
Deferred costs-current	371	541
Deferred income taxes - current	195	184
Total current assets	273,462	259,953
Property and equipment, net	1,444	1,379
Intangible assets, net	941	1,002
Goodwill	486	467
Long-term investments	433	396
Deferred costs-non-current	397	488
Deferred income taxes - non-current	84	50
Total assets	277,247	263,735

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	341	485
Accrued expenses and other current liabilities	2,846	4,757
Deferred revenue - current	5,606	4,784
Income tax payable	1,627	722
Total current liabilities	10,420	10,748
Deferred revenue-non-current	1,116	1,136
Deferred income taxes -non-current	-	-
Total Liabilities	11,536	11,884
Minority interest	4,000	4,000
Shareholders’ equity:
Ordinary shares	29	29
Additional paid-in capital	225,245	224,863
Statutory reserve	5,688	5,688
Accumulated profit	25,729	14,344
Accumulated other comprehensive income	5,020	2,927
Total shareholders’ equity	261,711	247,851
TOTAL LIABILITIES, MINORITY INTEREST, AND
SHAREHOLDERS’ EQUITY	277,247	263,735

Reconciliation of Non-GAAP Measures

Non-GAAP net income excludes certain non-cash expenses, including share-based compensation expenses and amortization of acquired intangible assets. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance and liquidity by excluding certain non-cash expenses that may not be indicative of our operating performance from a cash perspective. We believe that both management and investors benefit from referring to this additional information in assessing our performance and when planning and forecasting future periods.

	For the three months ended
	March 31, 2008	December 31, 2007	March 31, 2007

Net Income - GAAP	11,385	12,870	6,185
Share-based compensation	382	230	309
Amortization of intangible assets	99	97	164

Net Income - Non-GAAP	11,866	13,197	6,658